May 12, 2025

James Cassel
Chief Executive Officer
Indigo Acquisition Corp.
801 Brickell Avenue
Suite 1900
Miami, FL 33131

       Re: Indigo Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted April 15, 2025
           CIK No.: 0002063816
Dear James Cassel:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure on page 133 that you are required to have a qualified independent underwriter for this transaction. Please revise here to disclose this information and also to identify the qualified independent underwriter.
2. We note disclosure on page 63 and elsewhere in your prospectus that if you increase or decrease the size of your offering, you will effect a share dividend or contribution back to capital with respect to your founder shares and EBC founder shares to maintain their ownership at 20% of the issued and outstanding ordinary shares. Please revise to disclose the additional issuance of ordinary shares upon a change in the size of the offering and discuss the extent to which such issuances may result in material
 May 12, 2025
Page 2

       dilution to shareholders. Refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.
3. We refer to your statement, here and elsewhere in your prospectus, that you may amend your governing documents to modify the amount of time you will have to consummate an initial business combination, and may also "modify the substance or timing of [y]our obligation to redeem 100% of [y]our public shares if [you] have not consummated an initial business combination within the [referenced] time periods."
       Please revise your disclosures as appropriate to explain how you may modify the substance or timing of such obligation.
Our Acquisition Process, page 5

4. Please clarify your statement that you will use "managements' respective platforms" to evaluate potential targets for an initial business combination. Refer to 1602(b)(1) of
       Regulation S-K.
Summary
Our Sponsor, page 5

5. Please revise your disclosure to describe the material roles and responsibilities of the
       SPAC sponsor, its affiliates, and promoters in directing and managing the SPAC's activities. Refer to Item 1603(a)(4) of Regulation S-K.
6. We note your statement that your officers, as well as the non-managing members, will hold membership interests, directly or indirectly, in your sponsor. Please revise your disclosures as appropriate to identify the non-managing members and describe the nature of their interests. Refer to Item 1603(a)(7) of Regulation S-K.
7. Please expand your narrative disclosure to the table on page 6 to discuss the extent the potential conversion of up to $1,500,000 of working capital loans into private units may result in material dilution of the public holders' equity interests. See Item
       1602(b)(6) of Regulation S-K.
8. Please revise your table on page 7 to identify each natural person and entity subject to each agreement, arrangement, or understanding. Please disclose the transfer restrictions tied to the EBC founder shares. Refer to Item 1603(a)(9) of Regulation S-
       K.
Conditions to completing our initial business combination, page 15

9. We note that you may seek shareholder approval to amend your amended and restated
       memorandum and articles of association to extend the amount of time you have to complete an initial business combination and there there is no limit on the number of extensions you may seek. Please revise your disclosure to clarify whether there will be redemption rights in connection with each extension, and revise your disclosure on page 20 to clarify the level of shareholder approval needed for such extensions. Refer to Item 1602(b)(4) of Regulation S-K.
Manner of conducting redemptions, page 17

10. We refer to your statement that if you assume only the minimum number of shares representing a quorum are voted, the EBC founder shares are voted in favor of the business combination and the over-allotment option is not exercised, you would need
 May 12, 2025
Page 3

       1,433,333 of the public shares to be voted in favor of the initial business combination.
       Please explain to us your calculation of this amount given that following the offering and private placement, there would be 12,850,000 shares outstanding and collectively,
       2,850,000 founder shares and EBC founder shares shares outstanding. In addition, expand the second summary risk factor on page 27 to specify the low level of public shares that may be needed to approve an initial business combination. Conflicts of Interest, page 23

11. We note your statement that, subject to certain pre-existing obligations they may have, your officers and directors have agreed to offer all suitable business combination opportunities to you before any other person or company until you enter into a definitive agreement with respect to a business combination. We also note your statement on page 26 that none of your initial shareholders or their affiliates have any obligation to present you with any potential business combination opportunity of which they become aware, unless presented to such member specifically in the capacity as your officer or director, and that your CEO and CFO control the management of the sponsor. Please revise your disclosures as appropriate to reconcile your disclosures or otherwise clarify.
Risk Factors, page 30

12. We note your disclosure on page 7 that your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your securities for any reason. Please add risk factor disclosure regarding the risks that may arise from your sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through its unconditional ability to transfer its shares or otherwise.
If our initial business combination involves a company organized under the laws of a state of the United States, it is possible a 1% . . ., page 33

13. You state that the imposition of an excise tax resulting from redemptions could reduce the cash contribution to the target company. We also note that you may release funds from the trust account to pay taxes prior to the initial business combination. Please revise your disclosures as appropriate to clarify whether any excise tax will be paid from funds in the trust account.
Our rights agreement will designate the courts. . ., page 57

14. We note that the exclusive forum provision of your rights agreement applies to
       Securities Act claims. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also expand your
       Description of Securities section to discuss your exclusive forum provisions.
Dilution, page 67

15. We note your disclosure in the introductory paragraphs to the dilution tables that your
 May 12, 2025
Page 4

       calculations assume the issuance of 1/10th of a share for each right outstanding.
       However, this assumption is not consistent with your dilution calculations, which do not appear to reflect impact of the issuance of these shares for the rights outstanding.
       Please clarify or revise.
16. We note your assumption in your dilution disclosure that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing you may seek in connection with an initial business combination. Please revise your disclosure to address the fact that you may need to obtain additional financing as you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of the offering and the sale of the private units.
Management, page 93

17. Please revise to expand your disclosure regarding your sponsor, affiliates, and promoters' experience in organizing special purpose acquisition companies and their involvement in those companies. Refer to Item 1603(a)(3) of Regulation S-K. With respect to Mr. Vogel's former special purpose acquisition companies which you reference on page 94, please revise to disclose the financing needed for such transactions and the level of redemptions sought in connection with such initial business combinations.
Conflicts of Interest, page 97

18. We note your statement that each of your officers and directors has fiduciary or contractual obligations to other entities. Please revise to provide a brief description of the fiduciary duties of each officer and director to other companies. Refer to Item
       1603(c) of Regulation S-K.
Principal Shareholders, page 101

19. Please disclose the natural person(s) with voting or investment control of the shares owned by EBC Holdings, Inc. Refer to Item 403 of Regulation S-K.
Exhibits

20. We note your disclosure regarding a promissory note entered into between the company, the sponsor, and EBC for $95,000. Please file the promissory note as an exhibit or advise us why it would not be appropriate. Refer to Item 601 of Regulation
       S-K.
 May 12, 2025
Page 5

       Please contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Jeffrey M. Gallant